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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and American Airlines Sign a Contract for Ten E175s

São José dos Campos, Brazil, October 31st, 2017 – Embraer and American Airlines Inc. signed a firm order for ten E175 jets. American Airlines is exercising its purchase rights from its original contract with Embraer signed in 2013. This new order is in addition to the one placed in April for four aircraft; is valued at USD 457 million, based on current list prices, and will be included in Embraer’s fourth-quarter backlog. Deliveries begin in 2018 and continue through mid-2019.

Combined with the airline’s two previous orders for the E175, this new contract results in a total of 74 E175s for American Airlines.

American Airlines selected Envoy, a wholly owned subsidiary of American Airlines Group Inc., to operate the ten aircraft, which will be configured with 12 First Class, 20 Main Cabin Extra, and 44 Main Cabin seats, for a total of 76 seats.

“Because of its excellent operational performance, the E175 has proven to be the right solution for American. This repeat order demonstrates the confidence that the airline has in Embraer and in the E175,” said Charlie Hillis, Vice President, Sales & Marketing, North America, Embraer Commercial Aviation. “We are proud to be part of American Airlines Inc.’s overall fleet vision and are dedicated to serving their business needs.”

Including this new contract, Embraer has sold more than 390 E175 jets to airlines in North America since January 2013, earning more than 80% of all orders in the 76-seat jet segment.

Since entering revenue service, the E-Jets family has received more than 1,800 orders and over 1,300 aircraft have been delivered. Today, E-Jets are flying in the fleet of 70 customers in 50 countries. The versatile 70 to 150-seat family is flying with low-cost airlines as well as with regional and mainline carriers.

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About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

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Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer